UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                            RMED International, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   74961F 10 8
                                 (CUSIP Number)

                     Steven B. Randall, Schwartz & Freeman
       401 N. Michigan Ave., Suite 1900, Chicago, IL 60611 (312) 222-0800
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 23, 1998
             (Date of Event which Requires Filing of this Statement)

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                  1.    Names of Reporting Persons. I.R.S. Identification Nos.
                        of above persons (entities only)

                        Thomas A. Biebel, Trustee, Thomas A. Biebel Living Trust

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                  2.    Check the appropriate Box if a Member of a Group (See
                        Instructions) N/A

                        (a)   ..................................................

                        (b)   ..................................................

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                  3.    SEC Use Only............................................

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                  4.    Source of Funds (See Instructions) .....................

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                  5.    Check if Disclosure of Legal Proceedings is Required
                        Pursuant to Items 2(d) or 2(e)
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                  6.    Citizenship or Place of Organization U.S.A.

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                  7.    Sole Voting Power                    983,805
Number of Shares
Beneficially
Owned by Each
Reporting Person
With
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                  8.    Shared Voting Power

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                  9.    Sole Dispositive Power               983,805

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                 10.    Shared Dispositive Power

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                 11.    Aggregate Amount Beneficially Owned by Each Reporting
                        Person                               983,805

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                 12.    Check if the Aggregate Amount in Row (11) Excludes
                        Certain Shares (See Instruction)

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                 13.    Percent of Class Represented by Amount in Row (11) 10.69

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                 14.    Types of Reporting Persons (See Instructions)
                                                 Sole beneficiary, Grantor Trust

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

Item 1. Security and Issuer

      Common Stock, par value $0.001 per share

      Principal Executive Officer            Office Address
      ---------------------------            --------------

                                             3925 Hastings Way
                                             Eau Claire, Wisconsin 54702

Item 2. Identity and Background

      (a) Thomas Biebel, Trustee under Thomas A. Biebel Living Trust (Grantor Trust, sole beneficiary

      (b)   Business address is 730 Lambeau, Green Bay, WI 54307

      (c)   President, Belson Manufacturing Company

      (d)   No

      (e)   No

      (f)   U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

      The Reporting Person acquired 926,805 shares in a merger transaction whereby Jettar Industries, in which reporting person held an interest, was merged into RMED International, Inc. Additionally, prior to the merger transaction, Reporting Person was the owner of 57,000 shares of RMED International, Inc. which were acquired using personal funds.

Item 4. Purpose of Transaction

        See item 3 above

Item 5. Interest and Securities of the Issuer

      (a) Reporting Person is the beneficial owner of 983,805 shares of the Issuer's common stock, equal to 10.69% of the issued and outstanding shares of Issuer.

      (b)   Incorporated by reference to Item 5(a) above.

      (c)   Not applicable

      (d)   Not applicable

      (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Reporting Person entered into a stock option agreement with the Issuer pursuant to which Issuer has granted to Reporting Person an option to buy 305,535 shares of Issuer at $1.00 per share for a two year period.

Item 7. Materials to be Filed as Exhibit

      Stock Option Agreement between Reporting Person and Issuer

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 7, 1998                      /s/  Thomas A. Biebel
                                               ---------------------------------
                                                    Thomas A. Biebel

                                ITEM 7. - EXHIBIT

                             STOCK OPTION AGREEMENT

      THIS STOCK OPTION AGREEMENT dated October 30, 1998 by and between RMED INTERNATIONAL, INC., a Colorado corporation ("RMED"), and THOMAS A. BIEBEL, TRUSTEE OF THOMAS A. BIEBEL LIVING TRUST U/A/D JULY 1, 1992, AS AMENDED ("Option Holder").

                                    RECITAL:

      WHEREAS, Option Holder was, until even date herewith, a shareholder in Jettar, Ltd.;

      WHEREAS, Jettar, Ltd. has been merged into a wholly owned subsidiary of RMED; and

      WHEREAS, in further consideration for said merger, RMED has agreed to issue this option (the "Option");

      NOW, THEREFORE, in consideration of the mutual covenants and provisions herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, IT IS HEREBY AGREED as follows:

      1. Grant of Option.

      RMED hereby grants to Option Holder the right and option to purchase all or any part of 305,535 shares of Common Stock of RMED at a price of $1.00 per share, such price being subject to adjustment as provided in Section 7 hereof on the terms and conditions set forth herein. The shares of Common Stock are referred to as the "Option Shares."

      1. Term of Option.

      The term of the Option shall be for a period beginning on the date of this Agreement and ending on October 30, 2000. In no event shall the Option be exercised after the expiration of its term.

      1. Exercise of Option.

            1.1. The Option shall be exercisable immediately.

            1.2. The purchase price of the Option Shares purchased at any one time shall be paid in full by cash or bank check payable to the order of RMED.

      2. Transferability.

      The Option shall be fully transferable subject only to the provisions contained in Paragraph 8 hereof.

      3. Method of Exercising Option.

      Subject to the terms and conditions hereof, this Option shall be exercised by written notice to RMED at the office of RMED. Such notice shall state the election to exercise the Option, the number of Option Shares in respect of which it is being exercised, and the name or names of the person or persons in whose name or names the common stock certificates are to be issued. The notice shall be signed by the person or persons so exercising the Option. Such notice shall be accompanied by payment of the full purchase price of such Option Shares and the Company shall deliver a certificate or certificates representing such Option Shares as soon as practicable after the notice shall be received. The certificate or certificates for the Option Shares as to which the Option shall have been so exercised shall be registered in the name or names specified in the written notice and shall be delivered as provided above to or upon the written order to the person or persons exercising the Option. In the event the Option shall be exercised by any person or persons other than Option Holder, such notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option. If more than one person or entity shall own an interest in the Option, the consent of all owners shall be necessary to exercise the Option.

      4. Non Status as Stockholder.

      Option Holder shall have none of the rights of a stockholder with respect to Option Shares until such Option Shares shall be issued on exercise of the Option.

      5. Adjustments, Mergers, Consolidations and Sales.

            5.1. The existence of the Option shall not affect in any way the right or power of the Company, RMED or any other stockholders to make or authorize any or all adjustments, recapitalization, reorganizations, increases or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Option Shares or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

            5.2.  Adjustment of Exercise Price.

                  (a) The Option Share  exercise  price shall each be subject to the following adjustments. In the event that:

                        (i) Any  dividends  on any class of stock of the Company
                  payable in Common Stock or securities convertible into Common Stock shall be paid by the Company;

                        (ii) The Company shall split or subdivide its then outstanding share of Common Stock into a greater


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

                  number  of  shares;   or

                        (iii) The Company  shall combine  outstanding  shares of
                  Common Stock, by reclassification or otherwise;

            then, in such event, each exercise price in effect immediately prior to such event shall (until adjusted again pursuant hereto) be adjusted immediately after such event to a price calculated to the nearest full cent) determined by dividing (A) the number of shares of Common Stock outstanding immediately prior to such event, multiplied by the such existing exercise price, by (B) the total number of shares of Common Stock outstanding immediately after such event (including the maximum number of shares of Common Stock issuable in respect of any securities convertible into common stock), and the resulting quotient shall be the adjusted exercise price per share.

                        (i) No adjustment of the exercise price shall be made if
                  the amount of such adjustments shall be less than $.01 per share, but in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to not less than $.01 per share.

            5.3. Adjustment of Number of Shares Purchasable on Exercise of Options.

            Upon each adjustment of the exercise price pursuant to Section 7.1, the registered holder of each Option shall thereafter (until another such adjustment) be entitled to purchase at the adjusted exercise price the number of shares specified in this Option Agreement (as adjusted as a result of all adjustments in the exercise price in effect prior to such adjustment) by the exercise price in effect prior to such adjustment and dividing the product so obtained by the adjusted exercise price.

            5.4. Notice as to Adjustment.

            Upon any adjustment of the exercise price and an increase or decrease in the number of shares of Common Stock purchasable upon the exercise of the Option, then, and in each such case, the Company shall within ten (10) days after the effective date of such adjustment give written notice thereof, by first class mail, postage prepaid, addressed to each registered Option Holder at the address of such Option Holder as shown on the books of the Company, which notice shall state the adjusted exercise price and the increased or decreased number of shares purchasable upon the exercise of the Option, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

      5. Securities Laws and Registration.


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

      Neither this Option nor the Option Shares to be issued upon exercise hereof have been registered under the United States Securities Act of 1933 (the "Securities Act") nor any state securities act, the Company shall imprint the following legend or any other legend which counsel for the Company considers necessary or advisable to comply with the Securities Act:

            The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

      6. Binding on Successors and Assigns; Nontransferability of Option.

      This Option Agreement shall bind and inure to the benefit of the successors and assigns of the Company. The rights of Option Holder under this Option Agreement shall not be transferable other than to Option Holder's executors, administrators, legatees and heirs to the extent permitted hereby. During the lifetime of Option Holder, this Option shall be exercisable only by him.

      IN WITNESS WHEREOF, RMED has executed this Stock Option Agreement, and Option Holder has accepted this Stock Option Agreement, including all of the terms and conditions hereof, which constitute a contract between Option Holder and RMED, as of the day and year first above written.

                                   RMED INTERNATIONAL, INC.

                                   By /s/ Brenda Schenk
                                   ---------------------------------------------
                                        Brenda Schenk, President

                                    /s/ Thomas A. Biebel
                                   ---------------------------------------------
                                   Thomas A. Biebel, Trustee of Thomas A. Biebel Living Trust u/a/d July 1, 1992, as amended


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

                       NOTICE OF EXERCISE OF STOCK OPTION

      I hereby notify RMED INTERNATIONAL, INC. (the "Corporation") that I elect to purchase__________________ shares of Common Stock of RMED International, Inc. (the "Purchased Stock) pursuant to that certain option (the "Option") granted to me on October 30, 1998 to purchase up to 305,535 shares of Common Stock at an option price of $1.00 per share (the "Option Price").

      Concurrently with the delivery of this Exercise Notice to the Secretary of the Corporation, I shall pay to the Corporation the Option Price for the Purchased Stock in accordance with the provisions of my agreement with the Corporation evidencing the Option and shall deliver whatever additional documents May be required by such agreement as a condition for exercise.

_______________________            _____________________________________________
Date                               Thomas A. Biebel, Trustee of Thomas A. Biebel
                                   Living Trust u/a/d July 1, 1992, as amended

Address:

1424 Fox River Drive
De Pere, WI 54115

Print name in exact manner
it is to appear on the
stock certificate:

____________________________________

____________________________________

Address to which certificate
is to be sent, if different
from address above:

____________________________________

____________________________________

Social Security Number:


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